EXHIBIT 99.1 - LETTER TO RECISION OFFER RECIPIENTS

October __, 2004

Dear Shareholder:

You are receiving this letter and the accompanying prospectus because you purchased shares of MEDITECH common stock during the month of February from 1997 through 2003 and still own some or all of these shares. Because the offer and sale of these shares may not have complied with certain federal and state securities registration requirements, the purchasers of these shares may be able to assert claims against MEDITECH.

In an effort to reduce or eliminate the risk of claims being made in the future with respect to any such sales or, if made, the amount of any potential liability, we are offering to rescind the purchase of those shares which you still own. This recision offer is not an admission we did not comply with federal and state securities registration requirements nor is it a waiver by us of any applicable statutes of limitations.

The recision amount payable to an individual who still owns these shares is the original purchase price, plus interest, less cash dividends received for such shares. Because the dividends received have exceeded the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the sale price for MEDITECH common stock has steadily increased over that in the prior year to the most recent sale price of $28.00 per share.

MEDITECH does not expect any of these individuals to accept recision for any such shares still owned. In addition, MEDITECH does not expect any individuals who have sold any shares they purchased during this period to seek damages as a result of such sales because, based on the calculation of damages set forth under Massachusetts state securities laws, there are no damages attributable to such sales.

The enclosed materials describe the terms of this recision offer in detail. MEDITECH urges persons receiving this recision offer to carefully read this prospectus and any documents incorporated by reference, and to make an independent evaluation with respect to this recision offer. MEDITECH also suggests you consult with your advisors before you accept or reject this recision offer.

In order to accept this recision offer, you must complete and submit the Recision Acceptance Form. If MEDITECH has not received a completed and signed Recision Acceptance Form from you by 5pm, Eastern standard time, on November __, 2004, you will be deemed to not have accepted the recision offer.

If you have any questions about this recision offer, you may contact me by phone at 781-821-3000 during normal working hours or by mail at Medical Information Technology, Inc., MEDITECH Circle, Westwood, Massachusetts 02090.

Very truly yours,

A. Neil Pappalardo
Chief Executive Officer and Chairman

EXHIBIT 99.2 - RECISION ACCEPTANCE FORM

Barbara A. Manzolillo, Clerk
Medical Information Technology, Inc.
MEDITECH Circle
Westwood, Massachusetts 02090

Dear Ms. Manzolillo:

The undersigned hereby acknowledges receipt of a prospectus from Medical Information Technology, Inc. (MEDITECH) in which MEDITECH has offered to certain current and former staff members who purchased shares of MEDITECH Common Stock during the month of February from 1997 through 2003 the right to rescind their purchases.

Subject to the terms and conditions of the Recision Offer, the undersigned hereby irrevocably elects to accept the Recision Offer regarding shares of MEDITECH Common Stock previously purchased from MEDITECH and still owned at the Recision Price set forth in the table below:

Date of Purchase	Original Price	Recision Price	# of Shares to Be Sold

Feb 1997	$12.00	$8.56	__________
Feb 1998	$13.50	$10.85	__________
Feb 1999	$14.50	$12.37	__________
Feb 2000	$16.00	$14.42	__________
Feb 2001	$17.00	$15.85	__________
Feb 2002	$19.00	$18.35	__________
Feb 2003	$22.00	$21.76	__________

Please note the per share data in this document have been restated to reflect the 2 for 1 stock split in May 2001. For assistance in completing this table, please refer to your latest statement of stock ownership dated March 26, 2004.

BE AWARE THE CASH AMOUNT YOU WILL RECEIVE FROM MEDITECH IF YOU ACCEPT THIS RECISION OFFER FOR SHARES YOU STILL OWN WILL BE LESS THAN THE PRICE YOU PAID WHEN YOU ORIGINALLY PURCHASED THESE SHARES AND WILL ALSO BE LESS THAN THE MOST RECENT SALE PRICE OF $28.00 PER SHARE OF MEDITECH COMMON STOCK, WHICH IS THE PRICE AT WHICH THE MEDITECH PROFIT SHARING TRUST PURCHASED SHARES FROM EXISTING SHAREHOLDERS IN PRIVATE TRANSACTIONS DURING SEPTEMBER 2004.

Subject to and effective upon receipt of the undersigned's recision payment in accordance with the terms of the Recision Offer, the undersigned sells, assigns and transfers to MEDITECH all right, title and interest in and to all rescinded shares of MEDITECH Common Stock as indicated in the above table, and transfers the registration of such shares to MEDITECH. The undersigned represents that the undersigned is conveying all interests in such shares, free and clear of all liens and encumbrances, and that no such interests have been previously or concurrently transferred in any manner to any other person or entity.

The undersigned understands and acknowledges that the acceptance of the Recision Offer is speculative in nature and involves investment risk. The undersigned understands all of the risk factors relating to an investment in MEDITECH, including those referred to under the caption RISK FACTORS REGARDING THIS RECISION OFFER in the prospectus.

Signature of Owner: ______________________________________ Date: _______________

Print Name of Owner: _____________________________________ Tax ID: ______________

EXHIBIT 99.3 - MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following are the material federal income tax consequences of the proposed recision offer to MEDITECH's stockholders whose stock is rescinded pursuant to the recision offer. The following discussion does not address all of the U.S. federal income tax consequences of the recision offer that may be relevant to you in light of your particular circumstances or if you are subject to special tax rules. In addition, the discussion does not address the state, local, foreign or other tax consequences of participating in the recision offer. The discussion assumes that you hold your shares of MEDITECH common stock that are the subject of the recision offer as capital assets. The discussion also assumes that, if you previously held shares of such MEDITECH common stock and sold them prior to this offer, you held such shares as capital assets. The Internal Revenue Service is not precluded from asserting a position contrary to that summarized in this discussion or from otherwise recharacterizing the transaction in whole or in part. Accordingly, you are urged to consult your own tax advisors as to the specific tax consequences of the recision offer, including any applicable federal, state, local and foreign consequences to you.

All funds we pay to repurchase shares of MEDITECH common stock that you now own will be paid directly to you. Any amount we pay you for your MEDITECH common stock that you now own should be treated as proceeds from a taxable redemption of stock for cash, within the meaning of Section 317(b) of the Internal Revenue Code of 1986, as amended (the "Code"), with the redemption price equal to the amount paid to you for such shares. The redemption will be treated as a sale or exchange for federal income tax purposes if it (i) results in a "complete termination" of your interests in MEDITECH common stock under Section 302(b)(3) of the Code; (ii) is "substantially disproportionate" with respect to you under Section 302(b)(2) of the Code; or (iii) is "not essentially equivalent to a dividend" to you under Section 302(b)(1) of the Code. These three tests are collectively referred to as the "Redemption Tests." The Redemption Tests are applied on a person-by-person basis. If your redemption does not satisfy any of these tests, the payment of amounts directly to you from the recision offer may be treated as a distribution taxable as a dividend. Because the Redemption Tests are applied on a person-by-person basis, it is possible that some persons accepting the recision offer would be subject to sale or exchange treatment and others would receive dividend distribution treatment.

In determining whether you satisfy any of the Redemption Tests, you must take into account not only shares of MEDITECH common stock that you actually own, but also shares that you constructively own under Section 318 of the Code. You may constructively own (i) shares that are actually owned and, in some cases, constructively owned by certain related individuals or entities and (ii) shares that you or related individuals and entities have the right to acquire by exercise of an option, warrant or conversion right. Contemporaneous or related transactions in stock or stock rights of MEDITECH also may affect the redemption tests.

Your redemption will result in a "complete termination" of your interests in MEDITECH common stock under Section 302(b)(3) of the Code if either (i) all the shares of MEDITECH common stock actually and constructively owned by you are sold pursuant to the recision offer or (ii) all shares actually owned by you are sold pursuant to the recision offer and you are eligible to waive and do in fact effectively waive the attribution of shares that would be constructively owned by you under the procedures described in Section 302(c) of the Code.

Your redemption will be "substantially disproportionate" with respect to you under Section 302(b)(2) of the Code if (a) the percentage of MEDITECH voting stock you own immediately after the redemption (taking into account all shares purchased by MEDITECH pursuant to the recision offer) is less than 80% of the percentage of MEDITECH voting stock owned by you immediately before the redemption and (b) after the redemption, you own less than 50% of the total combined voting power of all classes of MEDITECH stock entitled to vote (taking into account all shares purchased by MEDITECH pursuant to the recision offer).

Your redemption will be "not essentially equivalent to a dividend" to you under Section 302(b)(1) of the Code if, in light of your particular circumstances (including your relative interest in MEDITECH stock), your sale of shares pursuant to the recision offer results in a "meaningful reduction" of your interests in MEDITECH common stock (taking into account all shares purchased pursuant to the recision offer). You may satisfy this test irrespective of your failure to satisfy the "complete redemption" or "substantially disproportionate" test. If your relative interest in MEDITECH is minimal and you exercise no control over corporate affairs, then a reduction in your proportionate interest in MEDITECH pursuant to the recision offer should be treated as a "meaningful reduction" of your interests in MEDITECH common stock.

If you qualify for sale or exchange treatment under one or more of the Redemption Tests, you will have capital gain or loss equal to the difference between the total amount of cash you receive pursuant to the recision offer (including the amount designated as interest in the recision offer) and your adjusted tax basis in the shares. Generally, your adjusted tax basis will equal the amount that you paid for the shares. The capital gain or loss will be long-term capital gain or loss if your holding period for the shares exceeds one year. Your ability to deduct capital losses may be limited to the amount of your capital gains in a given year, plus $3,000 if you are an individual.

If your redemption fails to qualify for sale or exchange treatment under any of the Redemption Tests, the amounts you receive pursuant to the recision offer will be characterized as a dividend distribution under Section 302(d) of the Code to the extent of MEDITECH's accumulated and current earnings and profits (on a pro rata basis with other persons whose redemptions failed to so qualify). The portion, if any, of your proceeds in excess of the amount treated as a dividend will be treated first as a tax-free recovery of your adjusted tax basis in the redeemed shares and then as a capital gain from a sale or exchange transaction. If your proceeds are taxed as a dividend, you generally should be able to transfer any unrecovered tax basis in the redeemed shares to any other shares of MEDITECH common stock that you own or constructively own. However, under proposed Treasury Regulations that will not be effective until promulgated in final Treasury Regulations, such unrecovered basis may not be transferred to any other shares, but instead generally may give rise to a capital loss either at the time of the redemption or at a later time, depending on your particular circumstances. Such loss will be long-term if your holding period is more than one year.

The foregoing is a summary of the material federal income tax consequences that may be applicable to you in connection with the recision offer and does not purport to be a complete description of your particular tax consequences. In particular, the Redemption Tests are applied on a stockholder-by-stockholder basis, and so it is possible that some people accepting the recision offer will receive capital gains treatment and others will be subject to dividend treatment. You should consult with your own tax advisor with regard to the specific tax consequences of the recision offer to you.